

Joel A Adams · 3rd

Founder/CEO and Coach to other CEO's

Media, Pennsylvania, United States · Contact info

500+ connections

First Person Solutions

Experience

Founder/CEO
First Person Solutions · Full-time
May 2021 – Present · 9 mos
United States

Founder of the world's first company to use molecular signaling to treat viral infections and restore health

CEO Adviser and Executive Coach
Joel A Adams
Mar 2014 – Present · 7 yrs 11 mos
Media, PA

Adviser, Mentor and Coach to, a select group of owners, CEO's, and Presidents of small and mid-size companies and non-profit organizations. Marshall Goldsmith Certified Coach to senior executives and managers.

co-Founder and Board member
Assigned Counsel, Inc.
Jan 1992 – Present · 30 yrs 1 mo

Helped to found this company which specializes in temporary attorney staffing. Board Member and Advisor to the President.

Sales and Marketing Consultant
Self Employed
Nov 2010 – Dec 2015 · 5 yrs 2 mos

Sales and Marketing Strategy and Initial Sales for several start-up companies including Near Miss Management.

Founder and CEO
Devon Consulting
Jan 1982 – Feb 2010 · 28 yrs 2 mos

I founded the company in my second bedroom and led this company for twenty-eight years. Devon's annual sales grew to of over $30 Million. Awards from "Best Places to Work in Pennsylvania", and "Fastest Growing Companies". Devon provided temporary staffing for IT and Clinical Trials.

Education

Questrom School of Business, Boston University
MBA, Organizational Behavior
1971 – 1975

Wesleyan University
BA, Economics
1966 – 1970
Activities and Societies: Delta Tau Delta

Licenses & certifications

Marshall Goldsmith Stakeholder Centered Coaching
Marshall Goldsmith Stakeholder Centered Coaching
Issued Oct 2016 · No Expiration Date
See credential

Volunteer experience

Board Member
Chester County Cerebral Palsy Association
Jan 1992 – Jan 1995 · 3 yrs 1 mo
Health

Board member
Phoenixville Area School District
Feb 1995 – Feb 1999 · 4 yrs 1 mo

Education